UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

On September 8, 2024, the board of directors (the "Board") of GLOBALFOUNDRIES Inc. (the “Company”) elected Camilla Languille as a new member of the Board and of each of the Board's People and Compensation Committee and Strategy and Technology Committee. Ms. Languille is currently the Co-Deputy Chief Executive Officer of Mubadala Investment Company’s Direct Investments platform ("Mubadala"), the Company's majority shareholder. Ms. Languille will serve as a Class I director, with an initial term expiring at the Company's 2025 annual general meeting of shareholders.
Ms. Languille was elected as a member of the Board to replace Ahmed Saeed Al Calily as a Mubadala nominee pursuant to the Shareholder's Agreement between the Company and Mubadala. Mr. Al Calily’s resignation is effective on the same day and was not due to any disagreement between Mr. Al Calily and the Company on any matter related to the operations, policies or practices of the Company.
Ms. Languille’s compensation for her role as a director on the Board will be the same as the compensation paid to each other non-employee director for their service on the Board.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: September 9, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer